UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

August 23, 2018

BHP BILLITON LIMITED	BHP BILLITON PLC
(ABN 49 004 028 077)	(REG. NO. 3196209)
(Exact name of Registrant as specified in its charter)	(Exact name of Registrant as specified in its charter)

VICTORIA, AUSTRALIA	ENGLAND AND WALES
(Jurisdiction of incorporation or organisation)	(Jurisdiction of incorporation or organisation)

171 COLLINS STREET, MELBOURNE, VICTORIA 3000 AUSTRALIA (Address of principal executive offices)	NOVA SOUTH, 160 VICTORIA STREET, LONDON, SW1e 5LB UNITED KINGDOM (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

☒ Form 20-F    ☐ Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:  ☐ Yes    ☒ No

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):    n/a

BHP BILLITON PLC and BHP BILLITON LIMITED

Notification and public disclosure of transactions by

Persons Discharging Managerial Responsibilities

1	Details of the person discharging managerial responsibilities / persons closely associated

a)	Name	Andrew Mackenzie

2	Reason for the notification

a)	Position/status	PDMR (Chief Executive Officer)

b)	Initial notification/Amendment	Initial notification

3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor

a)	Name	BHP Billiton Plc

b)	LEI	N/A

4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted.

a)	Description of the financial instrument, type of instrument Identification code	BHP Billiton Limited ordinary shares ISIN: AU000000BHP4

b)	Nature of the transaction	The lapse of 213,701 Long Term Incentive Plan 2013 awards.

c)	Price(s) and volume(s)	Price(s)	Volume(s)
		Nil	213,701

d)	Aggregated information - Aggregated volume - Price	N/A
e)	Date of the transaction	2018-08-22

f)	Place of the transaction	Outside a trading venue

1	Details of the person discharging managerial responsibilities / persons closely associated

a)	Name	Peter Beaven

2	Reason for the notification

a)	Position/status	PDMR (Chief Financial Officer)

b)	Initial notification/Amendment	Initial notification

3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor

a)	Name	BHP Billiton Plc

b)	LEI	N/A

4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted.

a)	Description of the financial instrument, type of instrument Identification code	BHP Billiton Limited ordinary shares ISIN: AU000000BHP4

b)	Nature of the transaction

1. The acquisition of 10,958 ordinary shares in BHP Billiton Limited following the vesting of Deferred Shares under the FY2016 Short Term Incentive Plan and 686 ordinary shares in BHP Billiton Limited in accordance with the Group’s policy on Dividend Equivalent Payments. (109,993 FY2013 Long Term Incentive Plan awards have lapsed).

2. The on-market sale of 68,072 ordinary shares in BHP Billiton Limited in order to meet expected tax obligations arising from the transactions described in 1 and in order to fund the construction of a residential dwelling (the PDMR’s remaining shareholding is in excess of the minimum shareholding requirement).

c)	Price(s) and volume(s)		Price(s)	Volume(s)
		1	Nil	11,644
		2	AUD $32.19	68,072

d)	Aggregated information - Aggregated volume - Price	N/A

e)	Date of the transaction	1. 2018-08-22 2. 2018-08-22

f)	Place of the transaction	1. Outside a trading venue 2. Australian Securities Exchange (XASX)

1	Details of the person discharging managerial responsibilities / persons closely associated

a)	Name	Mike Henry

2	Reason for the notification

a)	Position/status	PDMR (President Operations, Minerals Australia)

b)	Initial notification/Amendment	Initial notification

3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor

a)	Name	BHP Billiton Plc

b)	LEI	N/A

4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted.

a)	Description of the financial instrument, type of instrument Identification code	1. BHP Billiton Limited ordinary shares ISIN: AU000000BHP4

b)	Nature of the transaction

1. The acquisition of 10,663 ordinary shares in BHP Billiton Limited following the vesting of Deferred Shares under the FY2016 Short Term Incentive Plan and 668 ordinary shares in BHP Billiton Limited in accordance with the Group’s policy on Dividend Equivalent Payments. (120,993 FY2013 Long Term Incentive Plan awards have lapsed).

2. The on-market sale of 5,262 ordinary shares in BHP Billiton Limited made in order to meet expected tax obligations arising from the transactions described in 1.

c)	Price(s) and volume(s)		Price(s)	Volume(s)
		1	Nil	11,331
		2	AUD $32.16	5,262

d)	Aggregated information - Aggregated volume - Price	N/A

e)	Date of the transaction	1. 2018-08-22 2. 2018-08-22

f)	Place of the transaction	1. Outside a trading venue 2. Australian Securities Exchange (XASX)

1	Details of the person discharging managerial responsibilities / persons closely associated

a)	Name	Daniel Malchuk

2	Reason for the notification

a)	Position/status	PDMR (President Operations, Minerals Americas)

b)	Initial notification/Amendment	Initial notification

3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor

a)	Name	BHP Billiton Plc

b)	LEI	N/A

4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted.

a)	Description of the financial instrument, type of instrument Identification code	BHP Billiton Limited ordinary shares ISIN: AU000000BHP4

b)	Nature of the transaction	The acquisition of 9,694 ordinary shares in BHP Billiton Limited following the vesting of Deferred Shares under the FY2016 Short Term Incentive Plan and 607 ordinary shares in BHP Billiton Limited in accordance with the Group’s policy on Dividend Equivalent Payments. (93,495 FY2013 Long Term Incentive Plan awards have lapsed)

c)	Price(s) and volume(s)	Price(s)	Volume(s)
		Nil	10,301

d)	Aggregated information - Aggregated volume - Price	N/A

e)	Date of the transaction	2018-08-22

f)	Place of the transaction	Outside a trading venue

1	Details of the person discharging managerial responsibilities / persons closely associated

a)	Name	Steve Pastor

2	Reason for the notification

a)	Position/status	PDMR (President Operations, Petroleum)

b)	Initial notification/Amendment	Initial notification

3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor

a)	Name	BHP Billiton Plc

b)	LEI	N/A

4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted.

a)	Description of the financial instrument, type of instrument Identification code	BHP Billiton Limited ordinary shares ISIN: AU000000BHP4

b)	Nature of the transaction

1. The acquisition of 21,775 ordinary shares in BHP Billiton Limited following the vesting of Restricted Shares under the FY2016 Management Award Plan; 2,697 ordinary shares in BHP Billiton Limited following the vesting of Deferred Shares under the FY2016 Short Term Incentive Plan and 169 ordinary shares in BHP Billiton Limited in accordance with the Group’s policy on Dividend Equivalent Payments; and 5,435 ordinary shares in BHP Billiton Limited following the vesting of Deferred Shares under the FY2016 Group Short Term Incentive Plan.

2. The on-market sale of 12,234 ordinary shares in BHP Billiton Limited made in order to meet expected tax obligations arising from the transactions described in 1.

c)	Price(s) and volume(s)		Price(s)	Volume(s)
		1	Nil	30,076
		2	AUD $32.16	12,234

d)	Aggregated information - Aggregated volume - Price	N/A

e)	Date of the transaction	1. 2018-08-22 2. 2018-08-22

f)	Place of the transaction	1. Outside a trading venue 2. Australian Securities Exchange (XASX)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BHP Billiton Limited and BHP Billiton Plc

Date: August 23, 2018	By:	/s/ Rachel Agnew
	Name:	Rachel Agnew
	Title:	Company Secretary